Exhibit 7.3

September 6, 2005

General William Lyon

4490 Von Karman Avenue

Newport Beach, CA 92660

WAIVER AGREEMENT

Ladies and Gentlemen:

Reference is made to the Voting Agreement (the “Agreement”) by and among William Lyon (“Lyon”) and Wade H. Cable and Susan M. Cable, Trustees of the Cable Family Trust (the “Cable Trust”) and Wade H. Cable, individually, (together with the Cable Trust, “Cable”), dated May 31, 2002.

Lyon and Cable agree to amend the Agreement as follows:

The first sentence of Section 1 of the Agreement shall be amended by inserting the following language between the word “Lyon” and the period thereafter: “provided, that, (i) Cable may from time to time enter into forward sale contracts of the Cable Stock with one or more dealers, (ii) Cable will pledge shares of the Cable Stock to secure its obligations under any such forward sale contract and such dealer(s) may borrow the Cable Stock in connection with its related hedging activity and (iii) Cable will cause such dealer(s) to use commercially reasonable efforts to return such Cable Stock to Cable’s collateral account to allow Cable to vote (or cause to be voted) the Cable Stock in accordance with this Agreement”.

The Agreement, as modified herein, shall continue in full force and effect, and nothing contained herein shall be construed as a waiver or modification of existing rights under the Agreement, as such rights are expressly modified hereby.

This Waiver Agreement shall be governed by and construed in accordance with Delaware law.

If the foregoing reflects our agreement, kindly sign and return the duplicate copy of this letter to us.

Very truly yours,

WADE H. CABLE, individually and as Trustee of the Cable Family Trust

By:	/s/ WADE H. CABLE
Name:
Title:
Date:	9/6/2005

SUSAN M. CABLE, as Trustee of the Cable Family Trust

By:	/s/ SUSAN M. CABLE
Name:
Title:
Date:	9/6/2005

Agreed to:

WILLIAM LYON

By:	/s/ WILLIAM LYON
Name:	William Lyon
Title:
Date:	9/6/2005